Exhibit 12.1

ISTA Pharmaceuticals, Inc.

S-3 Shelf Registration

Computation of Ratios of Earnings to Fixed Charges

	March 31, 2007	Fiscal Years Ending December 31,
		2006	2005	2004	2003	2002
EARNINGS:
Loss before income taxes	($11,451)	($38,419)	($38,480)	($40,424)	($25,245)	($22,957)
Plus: Fixed charges (see below)	994	2,230	76	79	21	485
Less: Capitalized interest	0	0	0	0	0	0

Total earnings (loss) to cover fixed charges	(10,458)	(36,189)	(38,405)	(40,346)	(25,224)	(22,472)
FIXED CHARGES:
Interest expense	981	2,179	30	54	10	473
Interest portion of rental expense	13	51	46	25	11	12

Total Fixed charges	994	2,230	76	79	21	485
DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	($11,451)	($38,419)	($38,480)	($40,424)	($25,245)	($22,957)

RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	—	—	—